UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                December 10, 2003

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ X ] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By:  /s/ Harel Beit-On
     --------------------------
Harel Beit-On
Chairman of the Board of Directors and Chief Executive Officer

Dated: December 10, 2003

Company Contact:                  Company Investor Contact:         Investor Contact:
----------------                  -------------------------         -----------------
Tecnomatix Technologies Ltd.      Tecnomatix Technologies Ltd.      The Ruth Group
Oren Steinberg                    Marsha Shalvi                     David Pasquale
+972-9-9594755                    +972-9-9594733                    +646-536-7006
osteinberg@tecnomatix.com         +972-54-942180                    dpasquale@theruthgroup.com
                                  mshalvi@tecnomatix.com

               Tecnomatix Technologies Announces Redemption of its
                5.25% Convertible Subordinated Notes Due in 2004

HERZLIA, Israel - December 10, 2003 - Tecnomatix Technologies Ltd. (NASDAQ:
TCNO), the driving force in Manufacturing Process Management (MPM), announced today that it has exercised its option to redeem and will redeem on December 26, 2003 all of the company's outstanding 5.25% Convertible Subordinated Notes due August 2004. The notes will be redeemed at a price of 100.75% of the outstanding principal amount of the notes plus accrued and unpaid interest as of December 25, 2003.

The current outstanding principal amount held by holders of the notes is $14,799,000. Holders of the notes will receive a notice regarding the redemption from the Bank of New York, the trustee under the Indenture of the notes. The holders will be entitled to convert their outstanding notes into ordinary shares of the company until the close of business on December 22, 2003, at a conversion price of US$42.39 per ordinary share.

At September 30, 2003, Tecnomatix had an aggregate balance of $48.4 million in cash and cash equivalents, short-term investments, and long-term investments.

"Given the company's cash resources and the current market interest rates, the redemption of the notes at this time was determined to be the most effective and efficient use of the company's financial resources," said Harel Beit-on, Tecnomatix chairman and CEO.

About Tecnomatix Technologies

Tecnomatix is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information please visit www.tecnomatix.com.

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #